UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Amendment No. 7)*
Under the Securities Exchange Act of 1934

INTREXON CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

46122T102
(CUSIP Number)

Third Security, LLC 1881 Grove Avenue Radford, Virginia 24141 Attention: Marcus E. Smith, Esq. (540) 633-7900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to: John Owen Gwathmey, Esq. David I. Meyers, Esq. Troutman Sanders LLP Troutman Sanders Building 1001 Haxall Point Richmond, Virginia 23219 (804) 697-1239

July 3, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46122T102	Page 2 of 12

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
RANDAL J. KIRK

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
66,789,237

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
66,789,237

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
66,789,237

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.8%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 46122T102	Page 3 of 12

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
R.J. KIRK DECLARATION OF TRUST 31-6661283

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
15,937,319

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
15,937,319

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,937,319

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.6%

14	TYPE OF REPORTING PERSON
OO - trust

CUSIP No. 46122T102	Page 4 of 12

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
THIRD SECURITY, LLC I.R.S. IDENTIFICATION NO.: 54-1923091

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
50,715,482

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
50,715,482

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
50,715,482

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.0%

14	TYPE OF REPORTING PERSON
OO – limited liability company

CUSIP No. 46122T102	Page 5 of 12

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
THIRD SECURITY CAPITAL PARTNERS V, LLC I.R.S. IDENTIFICATION NO.: 52-2395642

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,325,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
8,325,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,325,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.1%

14	TYPE OF REPORTING PERSON
OO – limited liability company

CUSIP No. 46122T102	Page 6 of 12

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
NRM VI HOLDINGS I, LLC I.R.S. IDENTIFICATION NO.: 27-1471440

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
13,340,645

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
13,340,645

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,340,645

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.7%

14	TYPE OF REPORTING PERSON
OO – limited liability company

CUSIP No. 46122T102	Page 7 of 12

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
KAPITAL JOE, LLC I.R.S. IDENTIFICATION NO.: 45-2595931

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
14,140,139

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
14,140,139

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,140,139

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.3%

14	TYPE OF REPORTING PERSON
OO – limited liability company

CUSIP No. 46122T102	Page 8 of 12

This Amendment No. 7 (the “Amendment”) amends and supplements the Statement on Schedule 13D, dated March 27, 2014 and filed on April 7, 2014, as amended by Amendment No. 1 dated December 31, 2014 and filed on January 5, 2015, by Amendment No. 2 dated May 31, 2016 and filed  June 2, 2016, by Amendment No. 3 dated July 24, 2017 and filed July 26, 2017, by Amendment No. 4 dated October 16, 2017 and filed October 23, 2017, by Amendment No. 5 dated December 29, 2017 and filed on January 2, 2018, and Amendment No. 6 dated January 19, 2018 and filed January 22, 2018 (the “Original Schedule 13D”), relating to the Common Stock, no par value per share (the “Common Stock”), of Intrexon Corporation, a Virginia corporation (the “Company”).  Mr. Randal J. Kirk (“Mr. Kirk”), the R.J. Kirk Declaration of Trust, a revocable trust established by Mr. Kirk (“RJ DOT”), Third Security, LLC, a Virginia limited liability company that is controlled by Mr. Kirk (“Third Security”), Third Security Capital Partners V, LLC, a Delaware limited liability company that is managed by Third Security (“TSCP V”), Kapital Joe, LLC, a Virginia limited liability company that is managed by Third Security (“Kapital Joe”), and NRM VI Holdings I, LLC, a Delaware limited liability company that is managed by an affiliate that is managed by Third Security (“NRM VI Holdings” and, together with Mr. Kirk, the RJ DOT, Third Security, TSCP V, and Kapital Joe, the “Reporting Persons”) are filing this Amendment to disclose the purchase by Kapital Joe and the RJ DOT of 6,357,517 and 1,121,914 shares of Common Stock, respectively, in an underwritten public offering of 7,479,431 shares of Common Stock, at a price per share of $13.37, on July 3, 2018 (the “Offering”).   The Offering was conducted in connection with a registered underwritten public offering of $200 million aggregate principal amount of 3.50% convertible senior notes due 2023 (the “Notes Offering”).

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

On June 29, 2018 and for administrative convenience, Kapital Joe and the RJ DOT entered into a Nominee Agreement, which agreement is filed herewith as Exhibit 1 and incorporated herein by reference (the “Nominee Agreement”), pursuant to which the RJ DOT nominated Kapital Joe to purchase 1,121,914 shares in the Offering on its behalf (the “RJ DOT Shares”).  In advance of the closing of the Offering, and pursuant to the Nominee Agreement,  RJ DOT wired to Kapital Joe, in immediately available funds, the amount of $14,999,990.18, which is the aggregate purchase price of the RJ DOT Shares.  On July 3, 2018, Kapital Joe (i) utilized its working capital to purchase 6,357,517 shares of Common Stock in the Offering, for an aggregate purchase price of $85,000,002.29, or $13.37 per share; and (ii) submitted payment on behalf of the RJ DOT, as nominee pursuant to the Nominee Agreement, to purchase the RJ DOT Shares, for an aggregate purchase price of $14,999,990.18, or $13.37 per share.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 3 and 6 is incorporated herein by reference.

CUSIP No. 46122T102	Page 9 of 12

On June 28, 2018, the Company entered into a share lending agreement (the “Share Lending Agreement”) with J.P. Morgan Securities LLC (in such capacity, the “Share Borrower”) and JPMorgan Chase Bank, National Association, New York branch (as collateral agent), pursuant to which the Company agreed to lend 7,479,431 shares (the “Borrowed Shares”) of common stock of the Company, no par value per share (“Common Stock”), to the Share Borrower.  The Company delivered the Borrowed Shares to the Share Borrower on July 3, 2018.  The Company also entered into an underwriting agreement (the “Borrowed Shares Underwriting Agreement”), dated June 28, 2018, with the Share Borrower.  Pursuant to the Borrowed Shares Underwriting Agreement, the Borrowed Shares were offered and sold to the public at a price of $13.37 per share, pursuant to a separate prospectus supplement, dated June 28, 2018, to the prospectus contained in the registration statement on Form S-3 filed with the Securities and Exchange Commission on September 1, 2017 (Registration No. 333-220326).

The RJ DOT and Kapital Joe agreed with the Share Borrower to purchase 1,121,914 and 6,357,517 shares, respectively of Common Stock offered in the Offering for investment purposes.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (b) of the Original Schedule 13D are hereby amended and restated to read in their entirety as follows:

(a) and (b)          See items 11 and 13 of the cover pages to this Statement for the aggregate number of shares and percentage of issued and outstanding shares of Common Stock of the Company owned by the Reporting Persons. The percentage ownership is calculated based on 129,294,079 shares of Common Stock issued and outstanding as of October 31, 2017 as disclosed in the Intrexon Corporation Quarterly Report on Form 10-Q for the period ended March 31, 2018 and filed on May 10, 2018, increased by:  (i) 49,382 and 49,535 shares of Common Stock issued to Third Security on May 31, 2018 and June 29, 2018, respectively, pursuant to the Services Agreement by and between the Company and Third Security dated November 1, 2015 (the “Services Agreement”);  (ii) 12,062 and 14,347 shares of Common Stock issued to Randal J. Kirk on May 31, 2018 and June 29, 2018, respectively, pursuant to the Restricted Stock Unit Agreement by and between the Company and Randal J. Kirk dated November 1, 2015 (the “RSU Agreement”); and (iii) 7,479,431 shares of Common Stock issued in connection with the Offering.

Reporting Person	Amount of Common Stock Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Randal J. Kirk	66,789,237	48.8%	66,789,237	--	66,789,237	--
R.J. Kirk Declaration of Trust	15,937,319	11.6%	15,937,319	--	15,937,319
Third Security, LLC	50,715,482	37.0%	50,715,482	--	50,715,482	--
Third Security Capital Partners V, LLC	8,325,000	6.1%	8,325,000	--	8,325,000	--
NRM VI Holdings I, LLC	13,340,645	9.7%	13,340,645	--	13,340,645	--
Kapital Joe, LLC	14,140,139	10.3%	14,140,139	--	14,140,139	--

CUSIP No. 46122T102	Page 10 of 12

Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by the RJ DOT, Third Security, TSCP V, Kapital Joe, and NRM VI Holdings.  Mr. Kirk controls Third Security, which is the manager of TSCP V and Kapital Joe and which manages the manager of NRM VI Holdings.

(c)           Pursuant to the Services Agreement, the Company has agreed to pay to Third Security, on a monthly basis, such number of shares of Common Stock, rounded down to the nearest whole number, equal to a value of $800,000.  Pursuant to the Services Agreement, the Company issued to Third Security 49,382 and 49,535 shares of Common Stock on May 31, 2018 and June 29, 2018, respectively.

Pursuant to the RSU Agreement, the Company has agreed to pay to Mr. Kirk, on a monthly basis, that number of shares of Common Stock, rounded down to the nearest whole share, whose fair market value equals $200,000.  The number of shares of Common Stock are to become vested and payable based upon the closing price of the Common Stock on the NYSE on the last calendar day of each month (or, if such date is not a trading day, the most recent trading day prior to such date).  Pursuant to the RSU Agreement, the Company issued to Mr. Kirk 12,062 and 14,347 shares of Common Stock on May 31, 2018 and June 29, 2018, respectively.

Except as disclosed herein, none of the Reporting Persons have engaged in any transactions in the Company’s Common Stock in the past 60 days.

(d) – (e)  Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

The Reporting Persons’ response to Item 4 is incorporated herein by reference.

On October 16, 2017, Kapital Joe and the Company entered into a Preferred Stock Equity Facility Agreement, pursuant to which the Company agreed to, at its sole and exclusive option, issue and sell to Kapital Joe, from time to time, and Kapital Joe agreed to purchase, up to $100 million of the Company’s Series A Redeemable Preferred Stock, no par value per share (the “Series A Preferred Stock”), at a purchase price per share of Series A Preferred Stock of $100.00, as may be adjusted for Preferred Stock splits and similar events (the “Preferred Stock Facility”).

No shares of Series A Preferred Stock were issued under the Preferred Stock Facility.  On June 28, 2018, the Company entered into a Termination of Preferred Stock Equity Facility Agreement (the “Termination Agreement”) with Kapital Joe, pursuant to which the parties agreed to terminate the Preferred Stock Facility upon closing of the Notes Offering.

The foregoing description of the Termination Agreement is only a summary and is qualified by reference to the Termination Agreement, which is filed as Exhibit 2 hereto.

CUSIP No. 46122T102	Page 11 of 12

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Nominee Agreement, dated June 29, 2018, by and between Kapital Joe, LLC and the R.J. Kirk Declaration of Trust.

Exhibit 2
Termination of Preferred Stock Equity Facility Agreement, dated June 28, 2018, by and between Intrexon Corporation and Kapital Joe, LLC (filed as Exhibit 10.2 to the Current Report on Form 8-K dated and filed July 3, 2018, and incorporated herein by reference).

Exhibit 3
Joint Filing Agreement, dated as of July 6, 2018, by and among Randal J. Kirk, the R.J. Kirk Declaration of Trust, Third Security, LLC, Third Security Capital Partners V, LLC, Kapital Joe, LLC, and NRM VI Holdings I, LLC.

CUSIP No. 46122T102	Page 12 of 12

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  July 6, 2018

/s/ Randal J. Kirk
Randal J. Kirk

R.J. KIRK DECLARATION OF TRUST

By:	/s/ Randal J. Kirk
Randal J. Kirk
Trustee

THIRD SECURITY, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

THIRD SECURITY CAPITAL PARTNERS V, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

KAPITAL JOE, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

NRM VI HOLDINGS I, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

EXHIBIT INDEX

Exhibit 1	Nominee Agreement, dated June 29, 2018, by and between Kapital Joe, LLC and the R.J. Kirk Declaration of Trust.

Exhibit 2
Termination of Preferred Stock Equity Facility Agreement, dated June 28, 2018, by and between Intrexon Corporation and Kapital Joe, LLC (filed as Exhibit 10.2 to the Current Report on Form 8-K dated and filed July 3, 2018, and incorporated herein by reference).

Exhibit 3
Joint Filing Agreement, dated as of July 6, 2018, by and among Randal J. Kirk, the R.J. Kirk Declaration of Trust, Third Security, LLC, Third Security Capital Partners V, LLC, Kapital Joe, LLC, and NRM VI Holdings I, LLC.